Exhibit 3.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Savanna Energy Services Corp. is a drilling, well servicing and oilfield rentals company with operations in Canada, the United States and Australia. Savanna is committed to providing equipment and technologies that anticipate and exceed its customers’ needs.

Based in Calgary, Alberta, Savanna Energy Services Corp. (“Savanna” or “the Company”) also has field offices in Canada, the United States (the “U.S.”), and Australia. The Company’s overall business is conducted through two major divisions: contract drilling and oilfield services. Savanna operates through a number of wholly-owned subsidiaries and several partnerships with Aboriginal communities that are partially owned by the Company.

This management’s discussion and analysis (“MD&A”) is dated May 12, 2017.

This MD&A focuses on key items from the condensed consolidated financial statements of Savanna for the three months month periods ended March 31, 2017 and 2016, which have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, and is presented in Canadian dollars. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other matters may occur which could affect the Company in the future.

This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements and the related notes for the period ended March 31, 2017, the annual audited consolidated financial statements and the related notes for the year ended December 31, 2016, the MD&A which appears in the Company’s 2016 Annual Report, the unaudited condensed consolidated financial statements for the period ended March 31, 2016, as well as the Cautionary Statement Regarding Forward-Looking Information and Statements found at the end of this MD&A. Additional information regarding the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights

The following is a summary of selected financial information of the Company:

(Stated in thousands of dollars, except per share amounts)	Three months ended
March 31	2017	2016	Change
OPERATING RESULTS
Revenue	117,319	93,737	25%
Operating expenses	99,199	65,683	51%
Operating margin(1)	18,120	28,054	(35%)
Operating margin %(1)	15%	30%
EBITDAS(1)	10,830	20,252	(47%)
Attributable to shareholders of the Company	10,240	19,722	(48%)
Per share: basic	0.09	0.22	(59%)
Adjusted EBITDAS(1)	10,987	22,110	(50%)
Attributable to shareholders of the Company	10,397	21,580	(52%)
Per share: basic	0.09	0.24	(63%)
Net loss	(19,607)	(10,113)	(94%)
Attributable to shareholders of the Company	(19,762)	(10,067)	(96%)
Per share: basic	(0.17)	(0.11)	(55%)

CASH FLOWS
Operating cash flows(1)	3,241	18,367	(82%)
Per share: basic	0.03	0.20	(85%)
Acquisition of property and equipment	8,927	2,427	268%
Proceeds on disposal of assets	138	2,345	(94%)

	Mar. 31 2017	Dec. 31 2016
FINANCIAL POSITION AT
Working capital(1)	61,795	42,811	44%
Property and equipment	682,283	692,164	(1%)
Total assets	823,068	813,876	1%
Total debt, net of cash(1)	256,228	235,113	9%

NOTES:

(1)	Operating margin, operating margin percentage, EBITDAS, adjusted EBITDAS, operating cash flows, and impairment losses, net of tax are not recognized measures under IFRS, and are unlikely to be comparable to similar measures presented by other companies. Reconciliations of these non-IFRS measures to the IFRS measures reported in the Company’s consolidated financial statements are detailed later in this MD&A under the heading “Non-IFRS measures”.

Management believes that, in addition to net earnings, the measures described above are useful in assessing the Company’s performance as they provide an indication of the results generated by the Company’s principal business activities both prior to and after consideration of how those activities are financed, the effect of foreign exchange, the effect of non-cash impairment losses and how the results are taxed in various jurisdictions. Similarly, working capital and total debt, net of cash are not recognized measures under IFRS; however, management believes that these measures are useful as they provide an indication of the Company’s liquidity.

•	Operating margin is defined as revenue less operating expenses.

•	Operating margin percentage is defined as revenue less operating expenses divided by revenue.

•	EBITDAS is defined as earnings before finance expenses, income taxes, depreciation, impairment losses and share-based compensation and excludes other expenses (income).

•	Adjusted EBITDAS is defined as EBITDAS before severance costs.

•	Operating cash flows are defined as cash flows from operating activities before changes in non-cash working capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Impairment losses, net of tax are defined as impairment losses net of the deferred tax effect thereon. The tax effect is determined based on the change in the temporary differences between the carrying amount of the impaired asset and its tax base, at the effective tax rate for the tax jurisdiction in which the assets resides.

•	Working capital is defined as total current assets less total current liabilities excluding the current portions of long-term debt.

•	Total debt, net of cash is defined as total long-term debt, including the current portion thereof but excluding unamortized debt issue costs, plus bank indebtedness, net of cash.

(2)	Certain industry related terms used in this MD&A are defined or clarified as follows:

•	Savanna reports its drilling rig utilization based on spud to release time for its operational drilling rigs and excludes stand-by, moving, rig up and tear down time, even though revenue may be earned during this time. Source of Canadian industry average utilization figures: Canadian Association of Oilwell Drilling Contractors (“CAODC”). Industry utilization figures are calculated in the same manner as the Company. To segregate industry utilization by rig type, industry totals by well depth range are used.

•	Savanna reports its service rig utilization for its operational service rigs in North America based on standard operating hours of 3,650 per rig per year. Utilization for Savanna’s service rigs in Australia is calculated based on standard operating hours of 8,760 per rig per year to reflect 24 hour operating conditions in that country and excludes stand-by time, even though revenue may be earned during this time. Reliable industry average utilization figures, specific to well servicing, are not available.

•	The words single, double or triple, in reference to Savanna’s drilling rigs or service rigs, are standard industry terms and are an indication of the size of the rig and its depth capacity. Specifically, these categories refer to the number of lengths of drill pipe that can stand in the rig’s derrick which has a direct correlation to the depth of the well that a rig can drill or service. Generally, single rigs are smaller and drill or service relatively shallow wells, while double and triple rigs are larger and drill or service progressively deeper wells. Depth capacity is also directly impacted by the hook load, draw works, and pump capacity of the rigs, so designation as single, double or triple, while helpful in assessing depth capacity, is by no means determinative.

FINANCIAL HIGHLIGHTS Q1 2017 COMPARED TO Q1 2016

Improving industry sentiment in late 2016 and into 2017, resulted in increased activity levels throughout Savanna’s business lines in Canada, as well as drilling activity in the U.S., in Q1 2017. The increased activity in Canada resulted in revenue and operating margin increases in Canadian drilling, well servicing and rentals compared to Q1 2016, despite lower year-over-year pricing. However, lower utilization and operating margins in Savanna’s Australian divisions, combined with the effect of 2016 contract rollovers and negative operating margins realized in the Company’s U.S. drilling division, resulted in lower overall operating margin and EBITDAS in Q1 2017 compared to Q1 2016. Savanna’s negative operating margins in U.S. drilling resulted from increased operating costs associated with reestablishing a more significant operation in the Permian basin.

Long-reach drilling, shallow drilling, well servicing and rentals in Canada all experienced increases in utilization and activity, which resulted in higher revenue and operating margins compared to Q1 2016, despite year-over-year pricing decreases. Billable days in long-reach drilling increased by 123% relative to Q1 2016, while average day rates were 11% lower. The shallow drilling fleet achieved a 51% increase in billable days with average day rates 16% lower relative to Q1 2016. Activity in well servicing increased by 47%, while pricing remained relatively flat compared to Q1 2016, after increasing from Q4 2016 levels to cover higher labour costs. Other than labour costs in Canadian well servicing, per day/hour rig costs and field office costs were relatively in-line with Q1 2016, in each of Savanna’s Canadian operating divisions. Overall in Canada during Q1 2017, Savanna generated $11.5 million in operating margin on $63.8 million of revenue. This represented a $25.8 million, or 68%, increase in revenue and a $2.5 million, or 28%, increase in operating margins in Canada relative to Q1 2016.

In the U.S., increases in drilling activity were driven by a larger number of drilling rigs working in the quarter, which resulted in increased revenue in Q1 2017, relative to Q1 2016, despite a 31% decrease in average day rates. The decrease in day rates in the U.S. were based on 2016 contract roll overs on two of Savanna’s three Velox triple drilling rigs with Q1 2017 rates approximately $10,000 U.S. dollars per day lower than in Q1 2016, and changes in rig mix, as seven rigs were upgraded and reactivated in the Permian basin in the second half of 2016. A delay in the commencement of work under the two new Marcellus contracts, as well as crew retention, rig move, and repairs and maintenance costs associated with those two rigs and the rigs recently reactivated in West Texas, combined with an increase in field office costs and operational challenges in the region in Q1 2017, resulted in negative operating margins in Savanna’s U.S. drilling division in the quarter. In Savanna’s U.S. well servicing division, both utilization and pricing decreased in Q1 2017, relative to Q1 2016, which resulted in decreases in revenue and operating margin. Overall, the increase in drilling activity more than offset decreases in average day rates and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

lower utilization and pricing in well servicing and resulted in a $4 million, or 23%, increase in revenue in the U.S. relative to Q1 2016. However, lower year-over-year revenue per day/hour, combined with the aggregate operating costs incurred in the U.S. drilling division in Q1 2017, resulted in an $8.7 million, or 128%, decrease in operating margins in the U.S. compared to Q1 2016. Savanna generated negative $1.9 million in operating margin on $21 million of revenue in the U.S. in Q1 2017.

In Australia, Savanna’s drilling, well servicing and trucking divisions experienced activity and revenue declines relative to Q1 2016. The decreases were driven by fewer rigs under contract and a decrease in trucking activity related to lower well servicing and drilling activity. Operating margin percentages also decreased in the quarter based on a greater proportion of operating versus stand-by activity in Q1 2017 relative to Q1 2016. Savanna generated $8.4 million in operating margin on $32.5 million of revenue in Australia in Q1 2017. This represented a $6.2 million, or 16%, decrease in revenue and a $3.8 million, or 31%, decrease in operating margin in Q1 2017 compared to Q1 2016.

Overall for the quarter, lower utilization and operating margins in Savanna’s Australian divisions and U.S. well servicing division, combined with the negative operating margins realized in the Company’s U.S. drilling division, resulted in a 47% decrease in EBITDAS, compared to Q1 2016. Additionally in Q1 2017, Savanna incurred $8.8 million of expenses with respect to Total Energy Services Inc.’s (“Total”) take-over bid and Savanna’s strategic review process undertaken in response thereto. The expenses incurred include financial and advisory costs, severance and other change of control costs, as well as legal and other professional fees. The acquisition by Total of more than 50% of the outstanding common shares of Savanna also triggered accelerated vesting provisions with respect to all of Savanna’s share-based rewards, which resulted in a $2.2 million increase in share-based compensation expense. The decrease in EBITDAS, combined with the take-over bid related costs and increase in share-based compensation expense, resulted in a $9.5 million, or 94%, increase in the Company’s net loss, compared to Q1 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Proposed Transaction

On March 25, 2017, Total announced that it has satisfied its minimum tender condition of 50.1% pursuant to its unsolicited offer to purchase all of the common shares of Savanna on the basis of 0.13 of a common share of Total and $0.20 in cash for each common share of Savanna (“the offer”) and that the offer would be extended to April 7, 2017.

On March 28, 2017, Savanna terminated the arrangement agreement with Western Energy Services Corp. (“Western”), pursuant to which Western had agreed to acquire all of the outstanding common shares of Savanna on the basis of 0.85 of a common share of Western and $0.21 in cash per common share of Savanna.

On April 5, 2017, Savanna and Total announced that the board of directors of Savanna had been reconstituted and Chris Strong had resigned as President and Chief Executive Officer of Savanna. On April 5, 2017, all but one of the directors of Savanna resigned as directors of Savanna and seven new directors were appointed.

On April 7, 2017, Total announced that, through additional shares tendered to the offer and shares acquired on the open market, it had acquired an aggregate of 97.9 million, or 83%, of the common shares of Savanna and that the offer would be extended to April 27, 2017.

On April 27, 2017, Total announced that, through additional shares tendered to the offer and shares acquired on the open market, it had acquired an aggregate of 99.8 million, or 86%, of the common shares of Savanna.

Total’s objective to acquire 100% of the common shares of Savanna is continuing and is expected to be completed before the end of June 2017. Total has indicated that it intends to effect a subsequent acquisition transaction to acquire the common shares of Savanna that have not been tendered to the offer. Following the completion of the subsequent acquisition transaction, Total intends to cause Savanna to apply to the Toronto Stock Exchange (the “TSX”) to delist the common shares of Savanna from the TSX and cause Savanna to cease to be a reporting issuer. The board of directors and management of Savanna will continue to work with Total to ensure an orderly and effective transition of Savanna and its subsidiaries under the Total corporate umbrella.

Market Trends

Savanna’s business depends significantly on the level of spending by oil and gas companies for exploration, development, production, and abandonment activities. In addition to general economic conditions and expectations, sustained increases or decreases in the price of natural gas or oil materially impact such activities and could have a material impact on the Company’s business, financial condition, results of operations and cash flows (see “Risks and Uncertainties” in the Company’s 2016 Annual Report and “Risk Factors” in the Company’s Annual Information Form). In recent years, pricing for both oil and natural gas has become more regional. As a result, the physical location of Savanna’s assets can result in localized commodity pricing trends having a significant impact on demand for the Company’s services in any particular region. Technological and physical capacity and design of equipment is also differentiating the suitability of drilling and oilfield services equipment to work on specific well profiles.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Savanna’s business depends heavily on the nature of wells drilled by its customers, as well as their geographic focus. Dramatic shifts in well depths or geographic regions can, despite the mobility of drilling and well servicing equipment, temporarily disrupt or increase the demand for Savanna’s services. These shifts can occur rapidly, which may require a corresponding shift in Savanna’s asset or geographic focus. Savanna continuously attempts to anticipate these shifts and address them, as evidenced by Savanna’s market share in currently active basins such as the Surat, in Australia, and the Viking, in Western Canada, as well as Savanna’s increased market share in the Permian, in West Texas. Over the past several years, Savanna has expended considerable capital and effort on repositioning its drilling and well servicing fleet into more active regions and in diversifying the depth and operational capacity of its drilling fleet.

Recognizing the highly seasonal and cyclical nature of the Canadian oilfield services market, Savanna has also driven toward achieving a better balance between its Canadian business and operations in geographies outside of Canada. Savanna will continue to assess the long-term fit of various components of its capital asset base to unfolding market demand, and will manage its capital accordingly. In addition, in 2015 and 2016 Savanna made fundamental structural changes in the Company, which has better aligned its cost structure with the variable nature of the oilfield services industry.

Due to fluctuations in the price of oil and natural gas, the oil and gas industry is subject to significant volatility. Over the last few years, natural gas prices have remained relatively low. North American natural gas production is still high and there remains a cautious outlook regarding the price of this commodity and the related oilfield services activity it drives. Prior to 2015, oil prices had remained relatively strong, generating a greater emphasis on oil-focused drilling, completion and maintenance activity. However, since late 2014 oil prices have declined dramatically. This has generated a significant amount of uncertainty regarding near-term oil-focused activity. Prices for these commodities have improved from the lows reached in early 2016, however both oil and natural gas prices still remain relatively low and volatile. Reductions in production quotas agreed to by both the Organization of the Petroleum Exporting Countries (“OPEC”) and certain non-OPEC producers are expected to at least stabilize, and potentially improve, oil prices in the medium-term. Canadian pipeline capacity issues continue to limit local oil prices, particularly with respect to heavier crudes, relative to world oil prices. Declines in the value of the Canadian dollar relative to the U.S. dollar have alleviated this somewhat, and the recent approval of two new Canadian oil export pipelines should improve local pricing for oil in the future.

Lower oil and natural gas prices in North America present two key challenges to Savanna’s business prospects. First, low pricing in the natural gas market has substantially reduced drilling for dry natural gas throughout North America for the past several years. While Savanna’s focus had shifted to oil and natural gas liquids-rich areas, the reduction in oil and liquids-driven activity over the last two years has resulted in increased competitive pressures. Secondly, lower oil and natural gas pricing reduces the cash flow that Savanna’s customers generate to pursue drilling and exploration programs. Given the steep declines in oil prices since late 2014, coupled with continued low natural gas prices, Savanna’s business will continue to be negatively impacted in the near-term. Both oil and natural gas prices trended up through 2016, which resulted in increasing rig counts in North America from the historical lows reached earlier in 2016. Should oil prices stabilize at current levels, 2017 North American oil and natural gas industry activity is likely to increase relative to 2016. However, despite the 2016 increases, oil and natural gas prices remain relatively low and volatile and market expectations are that pricing for these commodities will need to increase further before rig counts increase more meaningfully. As a result, the significant competitive pressures facing the oilfield services industry will likely remain through the remainder of 2017.

See “Cautionary Statement Regarding Forward-Looking Information and Statements”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Equipment Fleet and Capital Program

The following table outlines the Company’s active drilling rig fleet by type of rig.

	Mar. 31 2017	Dec. 31 2016
DRILLING RIGS
Long-reach horizontal drilling rigs
Heavy and ultra-heavy telescoping doubles	52	52
TDS-3000TM	15	15
TDS-2200	8	8
Velox triples	3	3
Triples	2	2

	80	80

Shallow drilling rigs
North American hybrids - CT 1500	15	15
Australian specification hybrids	5	5
Single	1	1

	21	21

TOTAL DRILLING RIGS	101	101

The following table outlines the Company’s active service rig fleet by type of rig.

	Mar. 31 2017	Dec. 31 2016
SERVICE RIGS
Singles	38	38
Doubles	36	36
Australian specification service rigs	9	9
Flush-by units	4	4

TOTAL SERVICE RIGS	87	87

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table outlines the deployment of Savanna’s active drilling and service rig fleets by geographic location.

	Mar. 31 2017	Dec. 31 2016
DRILLING RIGS
Canada	68	68
United States	28	28
Australia	5	5

	101	101

SERVICE RIGS
Canada	57	57
United States	18	18
Australia	12	12

	87	87

*	Included in the tables above are eight drilling rigs and five service rigs that are operated in limited partnerships partially owned by the Company.

CAPITAL PROGRAM

In light of improving industry conditions and activity levels, Savanna announced an initial capital budget of $22 million for 2017 centered on rig reactivations, rig upgrades, maintenance capital and finalizing the enterprise resource planning system upgrades initiated in 2016.

Included in the capital budget was the reactivation of three drilling rigs in the Permian basin, which were incremental to the seven drilling rigs reactivated in the region in the second half of 2016. As of the date of this MD&A, none of these reactivations have been authorized to commence and will be deferred until profitability in the region improves.

The capital budget also included the remaining costs related to the 7,500 psi pump upgrades for two contracted AC double drilling rigs in the Marcellus. The commencement of operations under these new contracts was delayed relative to initial expectations. The first of these AC double drilling rigs began working in the last few days of March and the second is expected to commence operations in mid-May. The payout of these upgrades is contemplated in the contracts, including if the contracts are terminated early.

Initial maintenance capital levels were estimated based on expectations of increased activity levels in 2017. Actual expenditures will depend on actual activity levels for 2017, unexpected equipment maintenance and replacement, any upgrades or enhancements required to secure customer contracts, and necessary rig recertification requirements. Capital expenditures in the first three months of 2017 totaled $8.9 million, while proceeds on asset disposals in the same period were $0.1 million. Savanna will continually evaluate its 2017 maintenance capital requirements in light of changes to anticipated activity levels as well as customer upgrade requirements necessary to secure contracts. See “Cautionary Statement Regarding Forward-Looking Information and Statements”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Contract Drilling

Savanna provides contract drilling services through its Velox triple drilling rigs, mechanical triple drilling rigs, long-reach horizontal telescoping double drilling rigs, TDS-2200 and TDS-3000TM drilling rigs, and proprietary hybrid drilling rigs. In all periods presented, the drilling division operated in Canada, the United States and Australia.

(Stated in thousands of dollars, except revenue per day)	Three Months Ended
March 31	2017	2016	Change
Revenue	$73,633	$51,484	43%
Operating expenses	$66,819	$36,910	81%
Operating margin(1)	$6,814	$14,574	(53%)
Operating margin %	9%	28%
Billable days	3,787	2,082	82%
Revenue per billable day	$19,444	$24,728	(21%)
Operating (spud to release) days(1)	3,268	1,719	90%
Wells drilled	552	405	36%
Meters drilled	1,063,315	567,292	87%
Meters drilled per well	1,926	1,401	38%

FIRST QUARTER RESULTS

Overall contract drilling revenue increased relative to Q1 2016 as a result of higher activity levels in Canada and the U.S., notwithstanding lower day rates. Savanna increased market share in Canada in Q1 2017, despite having only one drilling rig on a long-term contract, and the higher activity levels resulted in revenue and operating margin increases relative to Q1 2016. In Canadian long-reach drilling, billable days increased by 123% while day rates were 11% lower compared to Q1 2016, and in shallow drilling in Canada, billable days increased by 51% while day rates were 16% lower. Competitive pressures in Canada, combined with pricing of Q1 work in the fall 2016, held day rates relatively low in the quarter which was the primary driver for the decrease operating margin percentages in Canada relative to Q1 2016. Billable days in the U.S. increased 108%, based on more rigs working, relative to Q1 2016, while average day rates were 31% lower. The decrease in day rates in the U.S. were based on 2016 contract roll overs on two of Savanna’s three Velox triple drilling rigs with Q1 2017 rates approximately $10,000 U.S. dollars per day lower than in Q1 2016, and changes in rig mix, as seven rigs were upgraded and reactivated in the Permian basin in the second half of 2016. A delay in the commencement of work under the two new Marcellus contracts, as well as crew retention, rig move, and repairs and maintenance costs associated with those two rigs and the rigs recently reactivated in West Texas, combined with an increase in field office costs and operational challenges in the region in Q1 2017, resulted in negative operating margins in the U.S. in the quarter. In Australia, revenue decreased compared to Q1 2016 based on a 35% decrease in billable days. There were also additional costs related to mobilizing one of the drilling rigs for work with a new customer that commenced late in Q1 2017. The decrease in billable days combined with the mobilization costs resulted in a decrease in operating margin and operating margin percentages in Australia drilling in Q1 2017, compared to Q1 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

GEOGRAPHIC RESULTS

The following summarizes the year-to-date operating results in 2017 and 2016 by type of rig and/or geographic area. Long-reach drilling in Canada includes the Company’s telescoping double drilling rigs, TDS-3000TM drilling rigs and TDS-2200 drilling rigs.

(Stated in thousands of dollars)	Long-reach	Shallow
	Drilling	Drilling	Drilling	Drilling
Q1 2017	Canada	Canada	U.S.	Australia	Total
Revenue	37,602	10,902	17,153	7,976	73,633
Operating margin(1)	4,666	3,638	(2,780)	1,290	6,814
Operating margin %(1)	12%	33%	Δ	16%	9%

Revenue excluding cost recoveries	31,581	10,607	16,310	7,615	66,113
Operating margin(1)	4,666	3,638	(2,780)	1,290	6,814
Operating margin %(1)	15%	34%	Δ	17%	10%

Average number of rigs deployed	52	16	28	5	101
Utilization %(2)	42%	37%	26%	26%	36%

Δ	Calculation not meaningful

(Stated in thousands of dollars)	Long-reach	Shallow
	Drilling	Drilling	Drilling	Drilling
Q1 2016	Canada	Canada	U.S.	Australia	Total
Revenue	18,773	8,546	12,049	12,116	51,484
Operating margin(1)	3,176	3,475	5,233	2,690	14,574
Operating margin %(1)	17%	41%	43%	22%	28%

Revenue excluding cost recoveries	16,945	8,293	10,978	10,868	47,084
Operating margin(1)	3,176	3,475	5,233	2,690	14,574
Operating margin %(1)	19%	42%	48%	25%	31%

Average number of rigs deployed	52	16	28	5	101
Utilization %(2)	19%	24%	11%	48%	19%

In the contract drilling segment, significant costs are incurred and passed through to customers with little or no markup. The types of costs most commonly passed through to customers include: fuel, rig transportation, equipment rentals, drill pipe inspections and repairs, and crew travel to rig locations. For Q1 2017 these costs aggregated $7.5 million (Q1 2016 - $4.4 million). Savanna’s accounting policy with respect to cost recoveries billed to customers is to include them as both revenue and operating expenses rather than to net them. Although Savanna believes this most appropriately reflects the substance of the underlying transactions, the accounting treatment of cost recoveries varies in the oilfield services industry. There is no effect on overall operating margins whether cost recoveries are netted or not; however, the different treatments do result in different operating margin percentages, as the same dollar margin is factored against lower revenue when cost recoveries are netted. As a result, Savanna believes it is useful to provide revenue excluding cost recoveries and the resulting operating margin percentages for comparative purposes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LONG-REACH DRILLING CANADA

Higher utilization on Savanna’s Canadian long-reach drilling rigs more than offset decreases in day rates, and resulted in increases in revenue and operating margin in the first three months of 2017 compared to the first three months of 2016. Savanna again increased its market share of drilling activity in Canada, relative to the comparative quarter, and has done so in each of the last five quarters. The 42% utilization rate for Savanna’s long-reach drilling rigs in Q1 2017 was ahead of the Canadian industry average utilization rate of 38% in the same depth categories.

Driven by improving industry sentiment and relatively low day rates, billable days were 123% higher in the first quarter of 2017 compared to the first quarter of 2016. The increase in days resulted in an $18.8 million increase in revenue, nearly double compared to the revenue generated in Q1 2016. Competitive pressures in the second half of 2016, and the pricing of Q1 work occurring in the fall of 2016, held day rates 11% lower in Q1 2017 relative to Q1 2016. Despite the increased activity in Q1 2017, lower rates resulted in a decrease in operating margin percentages relative to Q1 2016 and limited the operating margin increase to $1 million in the respective periods. The focus on cost control in Canadian drilling continued in Q1 2017 and resulted in both daily rig operating costs and field office costs remaining relatively flat compared to Q1 2016.

SHALLOW DRILLING CANADA

During Q1 2017, billable days increased by 51% while day rates were 16% lower relative to Q1 2016. The increase in utilization, driven by improving industry sentiment and relatively low day rates, was offset by the decrease in pricing, consequently operating margin remained relatively flat in Q1 2017 compared to Q1 2016. As with the long-reach drilling rigs, both daily rig operating costs and field office costs remaining relatively flat compared to Q1 2016. In Q1 2017, Savanna’s shallow drilling rigs achieved a 37% utilization rate, well above the Canadian industry average utilization rate of 27% in the same depth categories.

DRILLING U.S.

Increased drilling activity in the Permian basin resulted in a 108% increase in billable days in Q1 2017 compared to Q1 2016. Based on improving industry conditions in the second half of 2016, Savanna put a new management team in place in West Texas and began reactivating drilling rigs that had been stacked for over a year. In the second half of 2016, Savanna upgraded and reactivated seven drilling rigs in West Texas. In Q1 2016, nearly all of the revenue and operating margin in U.S. drilling was being generated by Savanna’s three Velox triple drilling rigs, which at that time were still working under their original new-build contracts. Since that time, those new-build contracts rolled over on two of the three Velox triple drilling rigs and Q1 2017 rates are approximately $10,000 U.S. dollars per day lower than in Q1 2016. The contract roll overs combined with changes in rig mix, based on the seven rigs reactivated in the Permian basin, resulted in a 31% decrease in revenue per day.

Despite the increase in billable days, Savanna generated negative operating margin in Q1 2017. The negative operating margin was a result of relatively low day rates, operating costs associated with crew retention, rig moves, and repairs and maintenance on the rigs recently reactivated in West Texas, as well as an increase in field office costs and operational challenges in West Texas. After a slower than anticipated start to 2017, in terms of drilling activity for Savanna’s customers, Savanna incurred costs related to crew retention in an increasingly tight labour market in West Texas. Savanna also continued to face operational challenges as rigs operated after being stacked for an extended period of time and with relatively new rig crews. This was exacerbated by short-duration work that was secured with new customers, often only one or two wells, which also led to higher relative trucking costs. Field office costs also increased relative to Q1 2016, with the new management team and required support staff added in West Texas in the second half of 2016.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, two AC double drilling rigs were expected to commence work in Q1 2017 under 18 month contracts signed in Q4 2016. Work under these contracts was delayed by two months for each rig and Savanna incurred crew retention and repairs and maintenance costs on these rigs without any corresponding revenue. The first of these two rigs commenced operations in the last few days of the quarter, while the second is expected to commence operations in mid-May.

Overall, the decrease in revenue per day, combined with the higher costs in West Texas and the delayed startup of the rigs under the new contract in the Marcellus, resulted in lower operating margins in Q1 2017 compared to Q1 2016. Negative operating margins have been realized in the Company’s West Texas operation in the last two quarters and management is focused on improving results in the region. Savanna’s strategic decision to reactivate drilling rigs in the Permian basin is expected to yield positive results as this market continues to improve and efforts to improve the efficiency of operations take effect.

DRILLING AUSTRALIA

In Australia, revenue decreased compared to Q1 2016 based on a 35% decrease in billable days as revenue per day was relatively flat in the respect periods. The decrease in days was due in part to a one-month delay in the startup of one of the drilling rigs for a new customer and Savanna operated one less rig on average in Q1 2017, compared to Q1 2016. The delay also resulted in additional costs related to mobilizing the rig, which commenced work late in Q1 2017. The decrease in billable days combined with the mobilization costs resulted in a decrease in operating margin and operating margin percentages in Australia drilling in Q1 2017, compared to Q1 2016.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Oilfield Services

Savanna provides well servicing and rental equipment to the oil and gas industry in Canada, the United States and Australia. The Company operates single and double service rigs, flush-by units, and a wide array of rental equipment.

(Stated in thousands of dollars, except revenue per hour)	Three Months Ended
March 31	2017	2016	Change
Revenue	$44,340	$42,929	3%
Operating expenses	$33,034	$29,449	12%
Operating margin(1)	$11,306	$13,480	(16%)
Operating margin %	25%	31%
Billable hours - well servicing	41,906	40,615	3%
Revenue per billable hour - well servicing	$1,058	$900	18%
Operating hours - well servicing	37,092	30,396	22%

FIRST QUARTER RESULTS

Revenue for Savanna’s oilfield services division in Q1 2017 increased relative to Q1 2016, as increases in activity in Canada more than offset decreases in activity in the U.S. and Australia in the respective periods. In Canada, revenue and operating margin in Q1 2017 increased relative to Q1 2016 based on a 47% increase in operating hours in Canadian well servicing and a 22% increase in Canadian rental revenue. In U.S. well servicing, revenue and operating margin decreased relative to Q1 2016 based on a 12% decrease in activity and pricing. The revenue decreases in Australia in Q1 2017 compared to Q1 2016 were based on a 22% decrease in billable hours in Australia well servicing and a decrease in trucking activity. The decrease in billable hours, as a result of having one less service rig and one less flush-by unit on contract, were partially offset by higher rates, which were based on a greater proportion of operating hours versus stand-by hours in Q1 2017 relative to Q1 2016. The decrease in billable hours did negatively affect Australian operating margin in Q1 2017 as per hour operating margins were relatively flat compared to Q1 2016.

Included in revenue for Q1 2017, was $6 million from oilfield rentals (Q1 2016 - $6.4 million). Of the Q1 2017 rental revenue, $2.9 million (Q1 2016 - $3.9 million) was generated in Australia and $0.7 million (Q1 2016 - $0.7 million) was eliminated on overall consolidation as inter-segment revenue. Oilfield rentals revenue is excluded from the per hour revenue calculations above.

GEOGRAPHIC RESULTS

The following summarizes the year-to-date operating results by geographic area:

(Stated in thousands of dollars)
Q1 2017	Canada	U.S.	Australia	Total
Revenue	15,911	3,837	24,592	44,340
Operating margin(1)	3,227	920	7,159	11,306
Operating margin %(1)	20%	24%	29%	25%
Average number of rigs deployed - well servicing	57	18	12	87
Utilization % - well servicing(2)	39%	35%	42%	39%

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

(Stated in thousands of dollars)
Q1 2016	Canada	U.S.	Australia	Total
Revenue	11,224	4,988	26,717	42,929
Operating margin(1)	2,369	1,518	9,593	13,480
Operating margin %(1)	21%	30%	36%	31%
Average number of rigs deployed - well servicing	57	18	12	87
Utilization % - well servicing(2)	27%	40%	38%	31%

OILFIELD SERVICES CANADA

In Savanna’s Canadian well servicing operation, revenue increased by $4.1 million in the first three months of 2017 compared to the first three months of 2016, based on a 47% increase in operating hours as per hour revenue was relatively flat. The increase in activity was driven by improving industry sentiment and resulted in a 14% increase in operating margin. Year-over-year increases in labour costs however, resulted in a decrease in operating margin percentages. In 2016, pricing decreased after the first quarter and through the remainder of the year. The sequential increase in per hour revenue in Q1 2017 compared to Q4 2016, was essentially a pass through of increased labour costs. For Canadian rentals, revenue increased 22% in the first three months of 2017 compared to the first three months of 2016, based on increased demand. The revenue increases, combined with decreases in field office costs, resulted in a 72% increase in operating margin in Canadian rentals relative to Q1 2016.

OILFIELD SERVICES U.S.

In the Company’s U.S. well servicing operation, inconsistent customer activity, driven by volatility in oil prices in the quarter, was exacerbated by crew shortages and delays related to severe winter weather in the region, and resulted in a 12% decrease in operating hours in Q1 2017, relative to Q1 2017. The decrease in hours combined with a 12% reduction in year-over-year rates led to decreases in revenue and operating margin in Q1 2017, compared to Q1 2016.

OILFIELD SERVICES AUSTRALIA

In Australia, revenue and operating margin decreased in the first three months of 2017 relative to the first three months of 2016. The decreases were driven by fewer service rigs on contract, which resulted in a 22% decrease in billable hours. Additionally, trucking revenue decreased by 25% based on decreases in both well servicing and drilling activity for Savanna in Australia. For well servicing in Australia, higher average per hour rates, based on a greater percentage of operating versus stand-by hours, partially mitigated the impact the decrease in billable hours had on revenue in Q1 2017 compared to Q1 2016. The decrease in billable hours did negatively affect Australian operating margin in Q1 2017, compared to Q1 2016, as per hour operating margins remained relatively flat.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Financial Information

GENERAL AND ADMINISTRATIVE EXPENSES

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
General and administrative expenses*	7,290	7,802	(7%)
as a % of revenue	6.2%	8.3%

*	General and administrative expenses above, differs from the amount reported in the consolidated statement of net earnings as it excludes the attributable amounts of share-based compensation and depreciation. Those attributable amounts have been included under the applicable headings in the tables below. This presentation is consistent with how management reviews the information internally.

General and administrative expenses for the three months ended March 31, 2017, decreased compared to the same period in 2016, primarily as a result of lease amounts now recorded against onerous lease liabilities. Compared to Q4 2016, general and administrative expenses increased in Q1 2017, as a result of salary and wage roll back reversals, a reduction in the amount of salaries and wages capitalized toward Savanna’s enterprise resource planning system upgrades, fees related to the audit of the Company’s annual financial statements, and bad debt expenses.

SHARE-BASED COMPENSATION

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
Share-based compensation	2,744	554	395%

The increase in share-based compensation expense in Q1 2017, compared to Q1 2016, was primarily a result of an increase in the number of share-based rewards that vested in Q1 2017. The acquisition by Total of more than 50% of the outstanding common shares of Savanna triggered accelerated vesting provisions with respect to all of Savanna’s share-based rewards. Additionally, based on the change of control provisions within Savanna’s stock option agreements, holders of options have the ability to surrender them, for a period of 90 days after the change in control, for cash at an amount equal to the excess of the five-day volume weighted average share price over the exercise price of the option, which resulted in additional share-based compensation expense with respect to certain stock option grants.

DEPRECIATION

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
Depreciation	22,397	24,051	(7%)

Overall depreciation expense for the three months ended March 31, 2017, decreased compared to the same period in 2016 primarily as a result of property and equipment disposals over the last 15 months and the effect of certain of the Company’s depreciable assets becoming fully depreciated in that same time frame.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCE EXPENSES

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
Interest on long-term debt	4,586	4,228	25%
Amortization of debt issue costs	1,155	351	229%

	5,741	4,579	25%

Interest expense for the three months ended March 31, 2017, compared to the same period in 2016, increased based on increases in the interest rate on Savanna’s revolving credit facility and the higher interest rate on Savanna’s second lien senior secured term loan relative to the debt it replaced.

The increase in the amortization of deferred financing costs for the three months ended March 31, 2017, compared to the same period in 2016, is a result of accelerating the amortization of deferred financing costs related to Savanna’s senior unsecured notes and second lien senior secured term loan.

OTHER (INCOME) EXPENSES

The breakdown of other (income) expenses is as follows:

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
Losses (gains) on disposal of assets	309	(422)	(173%)
Foreign exchange losses (gains)	(1,453)	549	365%
Provision for onerous leases	753	5,016	(85%)
Take-over bid costs	8,823	—	Δ
Recovery on provision for legal claims	(1,468)	—	Δ
Other income	—	(176)	Δ

	6,964	4,967	40%

Δ	Calculation not meaningful

The loss on disposal of assets in the first three months of 2017 resulted from the sale of redundant operating assets for aggregate proceeds of $0.1 million. The gain on disposal of assets in the first three months of 2016 resulted from the sale of one held for sale field location and other redundant operating assets for proceeds of $2.3 million.

Realized foreign exchange gains and losses arise on the settlement of foreign currency monetary assets and liabilities. Unrealized foreign exchange gains and losses arise on the translation of foreign currency monetary assets and liabilities prior to settlement (gains and losses on translation of foreign subsidiaries are included in other comprehensive income). The foreign exchange gains in the first three months of 2017, versus losses in the first three months of 2016, are due to the change in the value of the U.S. dollar and Australian dollar relative to the Canadian dollar in the respective periods.

In Q1 2016, a non-cash provision for onerous office and shop lease contracts was recorded. The provision related to leased office and shop space no longer in use but for which the Company was still obligated to make payments. The onerous lease liability is adjusted at each reporting period for changes in assumptions or circumstances. Future payments with respect to these leases, the last of which expires in 2023, will be applied against the Company’s onerous lease liabilities on the balance sheet.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Also included in other (income) expenses in Q1 2017, was $8.8 million of expenses incurred with respect to Total’s take-over bid and Savanna’s strategic review process undertaken in response thereto. The expenses incurred include financial and advisory costs, severance and other change of control costs, as well as legal and other professional fees.

In Q4 2015, a non-cash $3.4 million provision for the potential settlement of certain legal claims against the Company was recorded. In Q1 2017, Savanna reached a settlement with respect to the claims provided for and adjusted the provision down to the expected amount required to cover the settlement and other associated costs.

INCOME TAXES

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
Current income tax expense	960	1,137	(16%)
Deferred income tax recovery	(8,369)	(4,923)	70%

Total income tax recovery	(7,409)	(3,786)	96%

Effective income tax rate	27%	27%

The increase in the overall income tax recovery for the three months ended March 31, 2017, compared to the same period in 2016, is primarily a result of the year-over-year decrease in pre-tax earnings. The Company’s operations are complex and computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are matters that have not yet been confirmed by taxation authorities; however, management believes the provision for income taxes is adequate.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Aboriginal Partnerships

Savanna conducts a portion of its operations through limited partnerships in which each of Savanna and an Aboriginal partner hold approximately one half of the partnership interest. Savanna fully consolidates all of these partnerships, with its Aboriginal partners’ share in the equity and net earnings of the partnerships reported as non-controlling interests.

The following outlines the Aboriginal communities’ share of the revenue and expenses included in the amounts reported in this MD&A, and their share of cash contributions to, and distributions from the limited partnerships.

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
OPERATING RESULTS - CONSOLIDATED
Revenue	1,812	1,616	12%
Operating expenses	1,163	1,048	11%
Operating margin(1)	649	568	14%
EBITDAS(1)	590	530	11%
Net earnings	155	(46)	(437%	)

OPERATING RESULTS - CONTRACT DRILLING
Revenue	1,028	928	11%
Operating expenses	601	495	21%
Operating margin(1)	427	433	(1%	)

OPERATING RESULTS - OILFIELD SERVICES
Revenue	784	688	14%
Operating expenses	562	553	2%
Operating margin(1)	222	135	64%

CASH FLOWS - CONSOLIDATED
Partnership distributions	(800)	—	Δ

Δ	Calculation not meaningful

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Results

An assessment or comparison of Savanna’s quarterly results requires consideration of oil and natural gas commodity prices. Commodity prices ultimately drive the level of exploration and development carried out by the Company’s customers and the resultant demand for contract drilling and oilfield services provided by Savanna.

In addition to commodity price and other market factors, quarterly results of Savanna are markedly affected by weather and seasonal patterns throughout its operating areas in Canada. Historically, the first quarter of the calendar year is very active in Canada, followed by a much slower second quarter. This variation in industry activity levels on a quarterly basis, particularly between the first and second quarters, can dramatically impact the activity levels of the Company and its operating results in Canada, independent of other demand factors. As the Company has expanded outside of Canada, the relative impact of Canadian seasonality has been reduced. Additionally, wet weather in Australia, normally in the first quarter, can impact revenue timing with respect to Savanna’s operations there as well.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the last eight completed quarters.

(Stated in thousands of dollars, except per share amounts)
	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Three Months Ended	2017	2016	2016	2016	2016	2015	2015	2015
Revenue	117,319	104,195	71,063	54,905	93,737	100,810	98,011	92,727
Operating expenses	99,199	86,299	54,385	40,476	65,683	70,463	64,986	58,735
Operating margin(1)	18,120	17,896	16,678	14,429	28,054	30,347	33,025	33,992
Operating margin %(1)	15%	17%	23%	26%	30%	30%	34%	37%
EBITDAS(1)	10,830	12,154	11,128	9,163	20,252	22,024	24,236	24,068
Attr. to shareholders	10,240	12,068	11,090	9,171	19,722	21,893	24,160	23,844
Per share: basic	0.09	0.13	0.12	0.10	0.22	0.24	0.27	0.26
Adjusted EBITDAS(1)	10,987	12,164	11,224	9,193	22,110	22,553	25,272	24,907
Attr. to shareholders	10,397	12,078	11,186	9,201	21,580	22,422	25,196	24,683
Per share: basic	0.09	0.13	0.12	0.10	0.24	0.25	0.28	0.27
Impairment losses, net of tax(1)	—	—	—	—	—	(94,185)	—	—
Per share: basic	—	—	—	—	—	(1.04)	—	—
Net loss	(19,607)	(19,538)	(11,935)	(16,669)	(10,113)	(168,834)	(10,187)	(11,254)
Attr. to shareholders	(19,762)	(18,869)	(11,065)	(16,004)	(10,067)	(162,588)	(8,755)	(10,519)
Per share: basic	(0.17)	0.20	(0.12)	(0.18)	(0.11)	(1.80)	(0.10)	(0.12)
Total assets	823,068	813,876	787,841	797,376	841,046	879,176	1,076,260	1,101,383
Total debt, net of cash(1)	256,228	235,113	247,155	17,934	265,507	275,020	293,397	311,521

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the effects of seasonality as described above, and in consideration of commodity price and other market factors, the variation in the Company’s quarterly results over the last eight completed quarters relate to the following:

In Q1 2017, the improving industry sentiment in late 2016 and into 2017, resulted in increased activity levels throughout Savanna’s business lines in Canada, as well as drilling activity in the U.S., in Q1 2017. The increased activity in Canada resulted in revenue and operating margin increases in Canadian drilling, well servicing and rentals compared to Q1 2016, despite lower year-over-year pricing. However, lower utilization and operating margins in Savanna’s Australian divisions, combined with the negative operating margins realized in the Company’s U.S. drilling division, resulted in lower overall operating margin and EBITDAS in Q1 2017, relative to Q1 2016. The negative operating margin in the U.S. drilling division was driven by crew retention, rig move, and repairs and maintenance costs associated with two rigs whose startup was delayed in the Marcellus and the seven rigs recently reactivated in West Texas, as well as an increase in field office costs and operational challenges in the Permian basin. Additionally in Q1 2017, Savanna incurred $8.8 million of expenses with respect to Total’s take-over bid and Savanna’s strategic review process undertaken in response thereto. The expenses incurred include financial and advisory costs, severance and other change of control costs, as well as legal and other professional fees. The acquisition by Total of more than 50% of the outstanding common shares of Savanna also triggered accelerated vesting provisions with respect to all of Savanna’s share-based rewards, which resulted in a $2.2 million increase in share-based compensation expense. The decrease in EBITDAS, combined with the take-over bid related costs and increase in share-based compensation expense, resulted in a $9.5 million, or 94%, increase in the Company’s net loss, compared to Q1 2016.

In Q4 2016, improving industry sentiment resulted in higher activity levels in North America and increased overall revenue relative to Q4 2015. However, the North American activity increases were not enough to overcome the significant pricing decreases realized throughout 2016, which resulted in lower overall operating margin relative to Q4 2015. In addition, operating costs associated with reestablishing a more significant operation in the Permian basin resulted in negative operating margin in U.S drilling in Q4 2016. These operating costs included costs to reactivate drilling rigs, build a new management team with adequate support staff, and operational challenges as rigs began operating after being stacked for an extended period of time with new rig crews for short-duration work, often only one or two wells. In Australia, revenue and operating margins remained relatively flat despite decreases in billable days/hours, with fewer rigs under contract. This was achieved as a result of an increase in per day/hour revenue and a decrease in field office costs in Australia in Q4 2016 relative to Q4 2015. The increase in per day/hour revenue in Australia in Q4 2016 compared to Q4 2015, was based on Savanna’s new performance-based pricing model for its drilling rigs and a greater proportion of operating hours versus stand-by hours in well servicing. Although general and administrative expenses were lower in Q4 2016 compared to Q4 2015, the overall decrease in operating margin resulted in lower EBITDAS relative to Q4 2015. Despite the decrease in EBITDAS, the overall net loss in Q4 2016 was lower than in Q4 2015, primarily as a result of Q4 2015 impairment losses of $135.1 million and the effect of a $64.8 million write-down against deferred tax assets in Q4 2015.

In Q3 2016, Savanna generated lower overall revenue, operating margin and EBITDAS relative to Q3 2015. The decreases were driven by continuing low oil and natural gas prices and industry activity, wet weather in Canada, and increasing competitive pressures on pricing. In Canada, the lower revenue and operating margins in Q3 2016 compared to Q3 2015 were based on activity and pricing decreases. Compared to Q3 2015, the pricing decreases were more pronounced than the activity decreases, despite wet weather through most of the quarter. Similarly, in the U.S., lower rates and fewer drilling rigs on contract resulted in lower revenue and operating margins; however, the U.S. well servicing division achieved higher utilization in Q3 2016, relative to Q3 2015, and Savanna began upgrading and reactivating drilling rigs in the Permian basin. The costs to reactivate these rigs includes a combination of upgrade and maintenance capital expenditures, as well as operating expenses, the latter of which negatively impacted operating margins in the U.S. in Q3 2016. In Australia, fewer rigs on contract this year versus last resulted in lower revenue and operating margins in Q3 2016 compared to Q3 2015. The significant restructuring undertaken by Savanna in 2015 and continuing cost control efforts, partially mitigated the corresponding decrease in operating margins and operating margin percentages in all of the Company’s operating areas, relative to Q3 2015, and also led to lower general and administrative expenses in Q3 2016 compared to Q3 2015. Despite the decrease in general and administrative expenses, an overall decrease in revenue and operating margin resulted in lower EBITDAS and net earnings in Q3 2016 relative to Q3 2015.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	20

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Q2 2016, prevailing low oil and natural gas prices and the resulting decrease in industry activity resulted in decreased overall revenue and operating margin compared to Q2 2015. Each of Savanna’s service lines in Canada, the U.S. and Australia experienced considerable activity, revenue and operating margin declines relative to Q2 2015. However, the significant restructuring and cost control efforts undertaken by Savanna in 2015 and 2016 partially mitigated the corresponding decrease in operating margins and operating margin percentages in each of the divisions above, relative to Q2 2015. In addition, the timing of the recognition of $5.6 million of Q1 2015 stand-by charges in Australia in Q2 2015, magnified the extent of the revenue and operating margin decrease in Australia in Q2 2016 compared to Q2 2015. Although the continuing cost control and restructuring efforts from the second half of 2015 and 2016, resulted in a significant decrease in general and administrative expenses in Q2 2016 compared to Q2 2015, the decrease in operating margins resulted in lower EBITDAS and net earnings in Q2 2016 relative to Q2 2015.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS - CONTRACT DRILLING

(Stated in thousands of dollars, except revenue per day)
Three Months Ended	Mar. 31 2017	Dec. 31 2016	Sep. 30 2016	Jun. 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	Jun. 30 2015
Revenue	$73,633	$60,372	$36,817	$24,675	$51,484	$55,175	$54,965	$43,636
Operating expenses	$66,819	$54,371	$31,857	$19,018	$36,910	$39,014	$37,044	$28,847
Operating margin(1)	$6,814	$6,001	$4,960	$5,657	$14,574	$16,161	$17,921	$14,789
Operating margin %(1)	9%	10%	13%	23%	28%	29%	33%	34%
Operating Days	3,787	2,881	1,789	894	2,082	2,165	2,225	1,784
Revenue per operating day	$19,444	$20,955	$20,580	$27,601	$24,728	$25,485	$24,703	$24,460
Spud to release days	3,268	2,484	1,517	747	1,719	1,841	1,766	1,291
Wells drilled	552	439	304	133	405	347	260	181
Meters drilled	1,063,315	809,758	544,601	243,702	567,292	620,304	581,604	412,974
Utilization(2)
Canada	41%	26%	16%	6%	20%	20%	18%	10%
U.S.	26%	26%	16%	10%	11%	12%	19%	20%
Australia	26%	46%	19%	27%	48%	63%	40%	33%
Canadian industry average	40%	23%	15%	6%	20%	19%	21%	12%

SUMMARY OF QUARTERLY RESULTS - OILFIELD SERVICES

(Stated in thousands of dollars, except revenue per hour)
Three Months Ended	Mar. 31 2017	Dec. 31 2016	Sep. 30 2016	Jun. 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	Jun. 30 2015
Revenue	$44,340	$44,200	$34,606	$30,471	$42,929	$45,981	$43,489	$49,402
Operating expenses	$33,034	$32,305	$22,888	$21,699	$29,449	$31,795	$28,401	$30,248
Operating margin(1)	$11,306	$11,895	$11,718	$8,772	$13,480	$14,186	$15,088	$19,154
Operating margin %(1)	25%	27%	34%	29%	31%	31%	35%	39%
Billable hours	41,906	42,883	37,290	31,744	40,987	46,179	43,767	48,380
Revenue per billable hour	$1,058	$896	$822	$885	$892	$839	$836	$880
Operating hours	37,092	37,188	27,434	23,656	30,396	34,347	29,999	31,488
Utilization(2)
Canada	39%	36%	26%	18%	27%	29%	24%	20%
U.S.	35%	40%	41%	37%	40%	39%	39%	55%
Australia	42%	66%	27%	32%	38%	41%	35%	41%

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition and Liquidity

The market risks outlined under “Market Trends” in this MD&A and under “Risks and Uncertainties” in the Company’s 2016 Annual Report can significantly affect the financial condition and liquidity of the Company. Savanna’s ability to access its debt facilities is directly dependent on, among other factors, its debt levels, interest expenses, and trailing EBITDAS. Additionally, the ability of Savanna to raise capital through the issuance of equity or other debt or equity instruments could be restricted in the face of volatility in worldwide capital markets or in the energy related capital markets.

Savanna’s primary objective in managing capital, given the cyclical nature of the oil and gas services business, is to preserve the Company’s financial flexibility in order to benefit from potential opportunities as they arise, and in turn to maximize returns for Savanna shareholders. Management believes this objective will be achieved by: prudently managing the capital generated through internal growth; optimizing the use of lower-cost capital; raising share capital when required; and maintaining a conservative approach to safeguarding the Company’s assets.

Savanna’s credit facility requires the Company to maintain certain financial ratios, as described later in this section of the MD&A under the heading “Financing Activities”, and management expects that the Company will be able to manage its business within these financial ratios. The acquisition by Total of more than 50% of the outstanding common shares of Savanna has triggered events of default under and/or change of control provisions under Savanna’s various credit facilities and debt instruments, which in turn has created uncertainty with respect to the Company’s refinancing options. Savanna is working with its lenders and is continuing to review its refinancing options, specifically through engagement with Total, and expects that any refinancing required with respect to its various credit facilities and debt instruments will be available to Savanna. To meet financial obligations, and in the absence of successful engagement with Total on a satisfactory refinancing plan, the Company may also be required to divest assets, issue subordinated debt, or raise share capital. While Savanna has had success in obtaining financing in the past, access to capital may be more difficult in the current economic and operating environment. See “Risks and Uncertainties” in the Company’s 2016 Annual Report.

CASH PROVIDED BY OPERATIONS

(Stated in thousands of dollars, except per share amounts)	Three Months Ended
March 31	2017	2016	Change
Operating cash flows(1)	3,241	18,367	(82%)
Per basic share	0.03	0.20	(85%)

The Company’s operating cash flows are closely related to its operating margin and general and administrative expenses. Consequently, the decrease in operating cash flows in Q1 2017, compared to Q1 2016, is directly related to the decrease in operating margin net of general and administrative expenses in the same respective periods. Lower utilization and operating margins in Savanna’s Australian divisions and U.S. well servicing division, combined with the negative operating margins realized in the Company’s U.S. drilling division, were the primary drivers for an overall decrease in operating cash flows in Q1 2017, relative to the same period in 2016. In addition, the significant costs incurred with respect to Total’s take-over bid and Savanna’s strategic review process undertaken in Q1 2017 also negatively impacted operating cash flow. Offsetting the decreases somewhat was a decrease in the amount of interest paid, as well as the effect of foreign exchange gains and losses on operating cash flows in each quarter presented above.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

WORKING CAPITAL

(Stated in thousands of dollars)
	Mar. 31 2017	Dec. 31 2016	Change
Working capital held outside of partnerships	59,621	40,931	18,690
Working capital held in partnerships partially owned by the Company	2,174	1,880	294

Working capital(1)	61,795	42,811	18,984

The increase in working capital relative to December 31, 2016, relates primarily to an increase in accounts receivable, in-line with the increase in revenue over the periods, as well as an increase in cash, net of bank indebtedness as a result of timing of cash receipts and syndicated credit facility draws at the end of the quarter. Partially offsetting these increases was an increase in accounts payable and accrued liabilities, and an increase in net current income taxes payable. Accounts payable and accrued liabilities increased due to an increase in accrued interest, based on timing of semi-annual interest payments, and amounts accrued with respect Total’s acquisition of more than 50% of the outstanding common shares of Savanna. Amounts accrued with respect to Total’s acquisition included share-based compensation, severance and other change of control costs. Accelerated vendor payments, in anticipation of an event of default on the Company’s syndicated credit facility, and a reduction in the provision for a potential settlement of certain legal claims, somewhat offset these increases. Net income tax payable increases in 2016 compared to 2015, were primarily a result of income tax refunds received in the quarter as well as estimates of taxes payable in Australia and estimates of taxes payable on change of control in Canada.

INVESTING ACTIVITIES

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
Purchase of property and equipment	(8,927)	(2,427)	268%
Proceeds on disposal of assets	138	2,345	(94%)

The property and equipment purchases for the three months ended March 31, 2017, are associated with maintenance capital, rig upgrades and reactivations, and finalizing enterprise resource planning system upgrades as described under “Equipment Fleet and Capital Program” in this MD&A.

FINANCING ACTIVITIES

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016	Change
Drawdown of long-term debt	39,151	5,003	683%
Repayment of long-term debt	(7,170)	(10,549)	(32%)

At the date of this MD&A, the number of common shares outstanding was 118.4 million. The number of stock options outstanding was 1.7 million, the proceeds from which, if exercised, would be $5.9 million, which may not be fully realized, or realized at all, depending on the exercise prices and expiry dates of the various outstanding options relative to the Company’s share price on their expiry. Additionally, based on change of control provisions within the stock option agreements, holders of options have the ability to surrender them, for a period of 90 days after the change in control, for cash at an amount equal to the excess of the five-day volume weighted average share price over the exercise price of the option.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	24

MANAGEMENT’S DISCUSSION AND ANALYSIS

Savanna also has 7 million warrants outstanding, the proceeds from which, if exercised, would be $17.5 million. The warrants were issued in conjunction with securing a second lien senior secured term loan, and entitle the holder to acquire up to 7 million common shares of Savanna at a price of $2.50 per common share. The warrants expire on December 13, 2018 and can be exercised at any time prior to such date. Provided the volume weighted average share price of Savanna is greater than the exercise price of the warrants for 60 consecutive calendar days, Savanna will have the option to require the holder to exercise all or any portion of the warrants at any time thereafter and from time to time.

Savanna’s total debt outstanding at March 31, 2017 was as follows:

(Stated in thousands of dollars)
		Mar. 31 2017	Dec. 31 2016
	Authorized	Outstanding	Outstanding	Change
Canadian operating facility*	15,000	—	4,416	(4,416)
Revolving credit facilities	135,000	48,648	15,431	33,217
Mortgage	16,828	16,828	17,000	(172)
Term loan	104,500	104,500	105,000	(500)
Senior unsecured notes	107,085	107,085	107,085	—
Finance lease obligations	399	399	489	(90)
Limited partnership facilities	4,202	4,202	4,655	(453)

Total debt		281,662	254,076	27,586
Less amounts classified as bank indebtedness*		—	(4,416)	4,416

Total long-term debt, including the current portions thereof		281,662	249,660	32,002

Savanna’s total debt position at March 31, 2017, net of $25.4 million in cash, was $256.2 million compared to $235.1 million at December 31, 2016. Savanna’s total debt, net of cash increased from the end of the year based on working capital requirements in the first quarter. Savanna’s total debt, net of cash as of the date of this MD&A was approximately $257.6 million.

The acquisition by Total of more than 50% of the outstanding common shares of Savanna was an event of default under Savanna’s Canadian operating facility and revolving credit facilities (collectively the “syndicated credit facility”), second lien senior secured term loan, and mortgage. After evaluating its options and consulting with Total, Savanna determined to issue a change of control offer to repurchase the outstanding principal of senior unsecured notes at a price of 101% of the principal amount thereof. A holder of $60 million aggregate principal amount of senior unsecured notes agreed that it will not tender to the change of control offer, which expires on June 22, 2017. As a result of the defaults and change of control offer, all of the amounts under the syndicated credit facility, second lien senior secured term loan, and mortgage, and $47.1 million of the senior unsecured notes have been classified as a current liability on the Company’s balance sheet at March 31, 2017.

Savanna is continuing to review its refinancing options, specifically through engagement with Total who currently owns approximately 86% of the outstanding common shares of Savanna, and expects that any refinancing required with respect to its syndicated credit facility, second lien senior secured term loan, mortgage, and/or senior unsecured notes will be available to Savanna.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

On April 21, 2017, Savanna entered into a temporary waiver agreement with the lenders of its syndicated credit facility. On May 12, 2017, Savanna entered into an amended and restated temporary waiver agreement with the lenders of its syndicated credit facility. Pursuant to the waiver, such lenders have: (a) acknowledged certain defaults under the syndicated credit facility that have occurred as a result of the acquisition by Total of more than 50% of the outstanding common shares of Savanna and the previously announced demand for payment pursuant to Savanna’s second lien credit facility; and (b) waived such defaults until the earliest to occur of: (i) 2 business days immediately preceding the date of any repayment or redemption of Savanna’s senior unsecured notes, (ii) the occurrence of any other default or event of default under the syndicated credit facility or other credit document, (iii) 2 business days immediately following the date upon which Savanna becomes a wholly owned subsidiary of Total, and (iv) June 30, 2017. In May 2017, Savanna also received a waiver of the change of control defaults until August 24, 2017, from the lender of its mortgage.

Of the total amount outstanding on the overall revolving credit facility at March 31, 2017, $10.7 million Canadian dollar equivalent was denominated in U.S. dollars ($8 million U.S. dollars). As of the date of this MD&A, approximately $46 million was drawn on the total $150 million syndicated credit facility.

The Company’s ability to access its syndicated credit facility is directly dependent, among other factors, including the temporary waiver agreement, on the following financial ratios:

	Mar. 31 2017	Threshold	Dec. 31 2016	Threshold
Total funded debt to twelve-month trailing Bank EBITDA	4.89	max 5.50	3.82	max 5.50
Senior debt to twelve-month trailing Bank EBITDA	1.21	max 2.50	0.62	max 2.50
Twelve-month trailing Bank EBITDA to interest expense	3.33	min 2.50	4.02	min 2.50

In March 2016, the financial covenant ratios were amended to provide Savanna with increased financial flexibility throughout 2016 and 2017. The financial covenant ratios were revised as follows:

	Maximum Total funded debt to Bank EBITDA	Maximum Senior debt to Bank EBITDA	Minimum Bank EBITDA to interest expense
For the trailing twelve months ended December 31, 2016	5.50	2.50	2.50
For the trailing twelve months ended March 31, 2017	5.50	2.50	2.50
For the trailing twelve months ending June 30, 2017	5.25	2.50	2.50
For the trailing twelve months ending September 30, 2017	5.25	2.50	2.50
For the trailing twelve months ending December 31, 2017	4.75	2.50	2.50
Thereafter	4.00	2.50	3.00

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	26

MANAGEMENT’S DISCUSSION AND ANALYSIS

Readers are cautioned that the ratios described above do not have standardized meanings under IFRS as the computation of these ratios excludes amounts from certain non-guarantor subsidiaries and the limited partnerships partially owned by the Company. The Company was in compliance with all of its financial debt covenants at March 31, 2017. Key definitions with respect to these ratios are as follows:

•	Bank EBITDA, for the purpose of calculating the Company’s financial debt covenants, is determined as earnings before finance expenses, income taxes, depreciation, share-based compensation, and certain non-cash income and expenses as defined in the credit agreement and excludes amounts from certain non-guarantor subsidiaries and the limited partnerships partially owned by the Company.

•	Total Funded Debt, for the purpose of calculating the Company’s financial debt covenants, is determined as total long-term debt, including the current portions thereof but excluding the limited partnership facilities, plus certain other obligations identified in the credit agreement, including but not limited to, any outstanding amounts under the Company’s Canadian operating facility, and any outstanding letters of credit.

•	Senior Debt, for the purpose of calculating the Company’s financial debt covenants, is determined as Total Funded Debt less amounts outstanding on the Company’s second lien senior secured term loan and senior unsecured notes.

The limited partnership facilities referenced above consist of two separate facilities which are in two separate limited partnerships partially owned by the Company, of which Savanna’s proportionate share is approximately 50%. These limited partnership facilities are also subject to debt covenants, all of which were complied with at March 31, 2017. For one of the facilities, the debt coverage service ratio (earnings before finance expenses and depreciation divided by scheduled interest and principal payments on a twelve month trailing basis) was modified for Q1 2017, and is calculated as: earnings before finance expenses and depreciation divided by scheduled interest payments on a twelve month trailing basis. The amount outstanding on this facility at March 31, 2017, was $2.9 million.

CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company incurs contractual obligations, primarily related to short-term and long-term indebtedness and operating leases. Capital commitments relating to equipment purchases, asset construction, maintenance capital, rig upgrades, rig reactivations and rig re-certifications are estimated based on committed capital budgets, which are subject to change. Actual expenditures are recorded as capital asset additions at the time of payment and could differ from these estimates. The Company’s capital spending for 2017 will depend on actual activity levels in 2017, unexpected equipment maintenance and replacement, any upgrades required to secure customer contracts, and necessary rig re-certification requirements. Savanna will continually evaluate its 2017 capital requirements in light of changes to anticipated activity levels as 2017 unfolds. The expected maturities of the Company’s contractual and constructive obligations, including interest, are as follows:

(Stated in thousands of dollars)	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31
For the twelve month periods ending	2018	2019	2020	2021	2022	Thereafter	Total
Accounts payable and accrued liabilities	59,016	—	—	—	—	—	59,016
Income taxes payable	2,194	—	—	—	—	—	2,194
Operating leases	2,408	2,446	2,186	2,203	1,464	59	10,766
Capital commitments	13,109	—	—	—	—	—	13,109
Long-term debt*	235,631	62,861	509	—	—	—	299,001
Onerous lease liabilities	498	445	457	741	833	834	3,808

	312,856	65,752	3,152	2,944	2,297	893	387,894

*	Interest payments required on the revolving credit facility are estimated based on an assumed static rate of interest.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTINGENCIES

The Company was subject to legal claims at March 31, 2017, the outcome of which are not all determinable at this time. In relation to the potential settlement of certain of these matters, the Company recognized a $3.4 million provision in 2015. In Q1 2017, Savanna reached a settlement with respect to the claims provided for and adjusted the provision down to $1.6 million, which is the expected amount required to cover the settlement and other associated costs. This estimate, which is included in accounts payable and accrued liabilities at March 31, 2017, is subject to measurement uncertainty as it is dependent on factors outside of management’s control.

Subsequent to the end of the quarter, Savanna received a demand from Western for payment of a termination fee in the amount of $20 million pursuant to the arrangement agreement between Savanna and Western dated March 8, 2017, as amended on March 14, 2017 (the “Arrangement Agreement”). Savanna terminated the Arrangement Agreement on March 28, 2017 following the acquisition by Total of over 50% of the outstanding common shares of Savanna. In their demand, Western is claiming Savanna was not entitled to terminate the Arrangement Agreement pursuant to its terms and therefore breached the Arrangement Agreement. Savanna is of the view there is no basis for the claim made by Western and intends to vigorously defend any claim made by Western for payment of the termination fee.

Also subsequent to the end of the quarter, Savanna received a demand for payment of the aggregate principal amount outstanding under the second lien senior secured term loan of $105 million, a change of control payment of $6 million and all accrued and unpaid interest thereon. The second lien senior secured term loan lender is currently prohibited from enforcing the payment of these amounts for at least 180 days pursuant to the intercreditor arrangements between them and Savanna’s syndicated credit facility lenders. As noted earlier in this MD&A, Savanna has entered into a temporary waiver agreement with the lenders of its syndicated credit facility and is continuing to review all of its refinancing options, specifically through engagement with Total, and expects that any refinancing required with respect to its second lien senior secured term loan will be available to Savanna. With respect to the $6 million change of control payment, Savanna is reviewing the validity of the claim with its legal advisors.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

The positive oil and natural gas industry sentiment entering 2017, contributed to significant improvement in North American industry activity in Q1 2017. In Canada, activity levels increased significantly in Q1 2017 relative to Q1 2016, however meaningful price increases did not materialize. Based on current stated customer intentions, Savanna expects activity to continue improving for the remainder of 2017 relative to 2016. With continued increases in activity, Savanna expects pricing will begin to improve gradually into the second half of 2017 in Canada.

In the U.S., Savanna currently has two AC double drilling rigs and one Velox AC triple drilling rig under contract throughout 2017 and most of 2018 in the Marcellus. Rates, particularly with respect to Savanna’s Velox AC triple drilling rigs, are beginning to show signs of upward momentum. In Q2 2017, Savanna signed a two-year contract on its Velox AC triple drilling rig in West Texas with a day rate over 30% higher compared to the lows reached in 2016. Savanna’s third Velox triple drilling rig, not under long-term contract, is currently working at rates 15% higher than the lows reached in 2016. With respect to the drilling rigs reactivated in the Permian basis in the second half of 2016, Savanna expects operating margins on these rigs to begin improving later in the quarter and through the remainder of 2017, relative to the negative margins realized over the last two quarters. Additional drilling rig reactivations in the Permian basin, will be deferred until profitability in the region improves.

In Australia, Savanna expects to have a new contract with an existing customer finalized in Q2 2017. The terms of the new contract have been agreed to outside of the formal tender process, which will cover one drilling rig, five service rigs and two flush-by units. All of these rigs are currently working for the same customer under various contacts. The drilling rig will begin working under the new contract once finalized, while the seven original new-build contracts still in place in Australia will move onto the new contract as the original ones expire throughout the second half of 2017. The Company also has two other service rigs and one drilling rig on contract with a second customer and expects a third drilling rig to begin work with a third customer later in Q2 2017. Savanna believes its built-for-purpose drilling and service rigs, as well as its operational and safety performance, puts the Company in a strong competitive position to re-contract all of its drilling and service rigs in Australia.

On April 5, 2017 the Board of Directors of Savanna was reconstituted and Daniel Halyk was appointed President and CEO of Savanna. Following this reconstitution, Savanna began the process of engagement with Total to formulate a business integration plan. Such plan will be premised on the primary objective of improving the financial performance of the combined entity by achieving revenue synergies and realizing operational and administrative efficiencies and cost savings. Execution of such plan will be completed as soon as reasonable practicable following completion of the acquisition of Savanna by Total, which is expected to occur prior to June 30, 2017.

See “Cautionary Statement Regarding Forward-Looking Information and Statements”.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-IFRS Measures

As described earlier in this MD&A, the Company references the following financial measures that are not recognized under IFRS: operating margin, operating margin percentage, EBITDAS, adjusted EBITDAS, operating cash flows, impairment losses, net of tax, working capital and total debt, net of cash. Management believes that, in addition to the amounts reported in the Company’s consolidated financial statements, these measures are useful in assessing the Company’s performance and liquidity. These measures are unlikely to be comparable to similar measures presented by other companies. The non-IFRS measures referenced in this MD&A reconcile to the IFRS measures reported in the Company’s consolidated financial statements as follows, unless reconciled elsewhere:

EBITDAS

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016
Loss before income taxes	(27,016)	(13,899)
Add (subtract):
Other expense	6,964	4,967
Finance expenses	5,741	4,579
Depreciation	22,397	24,051
Share-based compensation	2,744	554

Total EBITDAS	10,830	20,252

Less EBITDAS attributable to non-controlling interests	(590)	(530)

EBITDAS attributable to shareholders of the Company	10,240	19,722

ADJUSTED EBITDAS

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016
Total EBITDAS	10,830	20,252
Add: severance costs	157	1,858

Total Adjusted EBITDAS	10,987	22,110

Less EBITDAS attributable to non-controlling interests	(590)	(530)

Adjusted EBITDAS attributable to shareholders of the Company	10,397	21,580

OPERATING CASH FLOWS

(Stated in thousands of dollars)	Three Months Ended
March 31	2017	2016
Cash flows from operations	(3,462)	7,409
Add: change in non-cash working capital	6,703	10,958

	3,241	18,367

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	30

MANAGEMENT’S DISCUSSION AND ANALYSIS

WORKING CAPITAL

(Stated in thousands of dollars)
	Mar. 31 2017	Dec. 31 2016
Current assets	124,990	108,790
Less: current liabilities	(282,283)	(70,720)
Add: current portion of long-term debt	219,088	4,741

	61,795	42,811

TOTAL DEBT, NET OF CASH

(Stated in thousands of dollars)
	Mar. 31 2017	Dec. 31 2016
Long-term debt, including the current portion thereof	281,662	249,660
Add (subtract):
Cash	(25,434)	(18,963)
Bank indebtedness	—	4,416

	256,228	235,113

Related Party Transactions

The Company’s related parties include its wholly-owned subsidiaries, partnerships partially owned by the Company, and the directors and officers of the Company. Balances and transactions between the Company and its wholly-owned subsidiaries or limited partnerships partially owned by the Company are eliminated on consolidation and, therefore, are not disclosed. Other than transactions with its wholly-owned subsidiaries and partnerships partially owned by the Company, and compensation of the directors and officers of the Company in the normal course of operations, there were no related party transactions in Q1 2017 or Q1 2016.

Accounting Policies

Savanna’s significant accounting policies are set out in Note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2016; there were no significant changes to those policies in the first three months of 2017.

Critical Accounting Estimates and Judgements

This MD&A is based on the Company’s consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made with respect to the reported amounts of revenues and expenses and the carrying amounts of assets and liabilities. These estimates are based on historical experience and management’s judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Company’s operating environment changes. The estimates and judgements considered to be the most significant in the preparation of the consolidated financial statements were described in the Company’s 2016 Annual MD&A under the heading “Critical Accounting Estimates”. There were no significant changes to the methodologies employed in applying these estimates and judgements in the first three months of 2017.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Recent Accounting Pronouncements

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

•	IFRS 9, Financial Instruments, was first issued in November 2009 to replace current International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and financial liabilities with a single model that has only two classification categories: amortized cost and fair value. Hedge accounting remains optional under IFRS 9, but the new model is intended to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. In July 2014, the IASB deferred the mandatory effective date of IFRS 9 to January 1, 2018. IFRS 9 is still available for early adoption. The Company is continuing to assess the effect of IFRS 9 on its financial results and financial position.

•	IFRS 15, Revenue from Contracts with Customers, was issued to supersede IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. IFRS 15 is intended to provide a single principles based model to apply to all contracts with customers where there are two approaches to recognizing revenue: over time or at a point in time. IFRS 15 also includes new disclosure requirements. The standard is effective for annual reporting periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is continuing to assess the potential impact that the new standard will have on its financial results and financial position and does not anticipate any significant changes, other than more detailed disclosures.

•	IFRS 16, Leases, was issued in January 2016 to replace current IAS 17, Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. The Company is continuing to assess the potential impact that the new standard will have on its financial results and financial position.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) (“DC&P”). The CEO and CFO do not expect that the DC&P will prevent or detect all errors, misstatements and fraud but are designed to provide reasonable assurance of achieving their objectives. A control system, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

In addition to DC&P, the CEO and CFO have designed internal controls over financial reporting (as defined in NI 52-109) (“ICFR”). The Company’s ICFR may not prevent or detect all errors, misstatements and fraud. The design of internal controls must take into account cost-benefit constraints. A control system, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. While the Company is continually enhancing its ICFR, no material changes were made during the period beginning January 1, 2017, and ending March 31, 2017, that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	32

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this MD&A, including statements related to the expected timing of Total acquiring 100% of the common shares of Savanna through a subsequent acquisition transaction and the timing related to the application to delist the common shares of Savanna from the TSX, the outlook for future oil and natural gas demand and prices and the effect of relatively low and volatile oil and natural gas demand and prices on the oilfield services industry and the Company, the effect of two recent Canadian oil export pipeline approvals on local pricing for oil in the future, cyclical and seasonal industry fundamentals, drilling and completion activity levels, the expectation of increasing oil and natural gas industry activity in 2017 relative to 2016 should oil prices stabilize at current levels, expectations that oil and natural gas prices need to increase further before rig counts increase more meaningfully, expectations that the significant competitive pressures facing the oilfield services industry will remain through the remainder of 2017, expectations for capital spending for 2017 including the categories of spending and focus thereof, the expectation of the second contracted AC double drilling rig in the Marcellus will commence operations in mid-May, management’s intended focus on improving results from its West Texas operation and yielding positive results on drilling rigs reactivated in the Permian basin as that market continues to improve and efforts to improve the efficiency of operations take effect, the expectation that the Company will be able to manage its business within the financial ratios outlined in its credit facility, the expectation that any refinancing required with respect to its syndicated credit facility, second lien senior secured term loan, mortgage, and/or senior unsecured notes will be available to Savanna, expectations of improving activity and pricing levels in Canada in the second half of 2017 relative to 2016, the view that rates in the U.S., particularly with respect to Savanna’s Velox AC triple drilling rigs, are beginning to show signs of upward momentum, the expectation that operating margins in the Permian basin will begin improving later in the quarter and through the remainder of 2017 relative to the negative margins realized over the last two quarters, the expectation of having a new contract, with an existing customer, finalized in Q2 2017 and the number of rigs covered by the contract, the expectation of a third drilling rig beginning work with a third customer later in Q2 2017, the belief that the Company is in a strong competitive position to re-contract its drilling and service rigs in Australia, the expectation of the timing to formulate and execute a business integration plan with Total and the objective of the plan to improve the financial performance of the combined entity by achieving revenue synergies and realizing operational and administrative efficiencies and cost savings, and statements that contain words such as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “likely”, “estimate”, “predict”, “potential”, “continue”, “maintain”, “retain”, “grow”, and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These statements are based on certain assumptions and analysis made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. In particular, the expected timing of Total acquiring 100% of the common shares of Savanna through a subsequent acquisition transaction and the timing related to the application to delist the common shares of Savanna from the TSX and the expectation of the timing to formulate and execute a business integration plan with Total and the objective of the plan to improve the financial performance of the combined entity by achieving revenue synergies and realizing operational and administrative efficiencies and cost savings, are premised on current discussions with and indications from Total, as well as public statements made by Total related thereto. The Company’s outlook for future oil and natural gas demand and prices and the effect of relatively low and volatile oil and natural gas demand and prices on the oilfield services industry and the Company, the effect of two recent Canadian oil export pipeline approvals on local pricing for oil in the future, its expectations of future drilling and completion activity levels assuming the stabilization of oil prices at current levels, expectations that oil and natural gas prices need to increase further before rig counts increase more meaningfully, expectations that the significant competitive pressures facing the oilfield services industry will remain through the remainder of 2017, the expectation of the second contracted AC double drilling rig in the Marcellus will commence operations in mid-May,

Savanna Energy Services Corp. 2017 FIRST QUARTER REPORT	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

management’s intended focus on improving results from its West Texas operation and yielding positive results on drilling rigs reactivated in the Permian basin as that market continues to improve and efforts to improve the efficiency of operations take effect, expectations of improving activity and pricing levels in Canada in the second half of 2017 relative to 2016, the view that rates in the U.S., particularly with respect to Savanna’s Velox AC triple drilling rigs, are beginning to show signs of upward momentum, and the expectation that operating margins in the Permian basin will begin improving later in the quarter and through the remainder of 2017 relative to the negative margins realized over the last two quarters, are premised on industry and commodity price estimates, actual results experienced to date in 2017, customer contracts and commitments, the Company’s expectations for its customers’ capital budgets, the status of current negotiations with its customers, current industry rig counts and industry rig utilization levels in North America, current pricing levels in Canada relative to those in the first half of 2016, and the costs incurred in the Permian basin in Q4 2016 with respect to reactivating drilling rigs, the nature of the work performed in the Permian basin in Q4 2016 and Q1 2017 and the operating challenges faced related thereto. The Company’s expectations for capital spending for 2017 including the categories of spending and focus thereof is premised on the expectation of activity levels for 2017, current budgets and forecasts, actual capital expenditures in 2016, and drilling rig upgrades completed in the U.S. The Company’s expectation that it will be able to manage its business within the financial ratios outlined in its senior secured revolving credit facility is premised on current budgets and forecasts. The Company’s expectation that any refinancing required with respect to its syndicated credit facility, second lien senior secured term loan, mortgage, and/or senior unsecured notes will be available to Savanna, is premised on engagement with Total who currently owns approximately 86% of the outstanding common shares of Savanna. The Company’s expectation of having a new contract, with an existing customer, finalized in Q2 2017 and the number of rigs covered by the contract, the expectation of a third drilling rig beginning work with a third customer later in Q2 2017, and its belief that it is in a strong competitive position to re-contract its drilling and service rigs in Australia are premised on current negotiations and discussions with, and commitments from, its customers and potential new customers. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties, which could cause actual results to differ materially from the Company’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, oilfield rentals and contract drilling; the effects of weather conditions on operations and facilities; unexpected equipment maintenance and replacement; the existence of competitive operating risks inherent in well servicing, oilfield rentals and contract drilling; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; the other risk factors set forth under the heading “Risks and Uncertainties” in this MD&A and under the heading “Risk Factors” in the Company’s Annual Information Form and other unforeseen conditions which could impact on the use of services supplied by the Company.

Included herein is an estimate of cash capital expenditures for the remainder of 2017. To the extent such estimate constitutes future oriented financial information or a financial outlook, such future oriented financial information or financial outlook is included herein to provide readers with an understanding of the Company’s anticipated capital expenditures for 2017. Readers are cautioned that the information may not be appropriate for other purposes. The Company and its management believe that the prospective financial information as to the anticipated cash capital expenditures for 2017 has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the best of management’s knowledge and opinion, the Company’s expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

All of the forward-looking information and statements made in this MD&A are qualified by this cautionary statement and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. Except as may be required by law, the Company assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events, or otherwise.

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